Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Fourth Quarter and Fiscal Year 2016 Unaudited Financial Results

(Beijing — February 15, 2017) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

“We achieved growth across our business in 2016 as we continued to introduce internet content to entertain and inspire our community, growing our total net revenues by 67.4% for the year and 53.1% for the fourth quarter, compared to the same quarter of 2015,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Led by mobile games, we saw year-over-year net revenue increases in the fourth quarter of 62.8% from online games, 9.2% from advertising services, and 38.2% from our e-mail, e-commerce and others segment.”

“With more than 40 new mobile titles in 2016, we have introduced a number of chart toppers to China’s thriving mobile market. In the fourth quarter, our self-developed mobile games Onmyoji, Tianxia III mobile and OverOcean, as well as HIT, a stunning new licensed ARPG, delivered outstanding performances. In particular, Onmyoji was named one of the top 10 outstanding games of 2016 in China’s iOS app store. To leverage this game’s early success, we began our international release of Onmyoji in Southeast Asia in December, with plans to roll out this game in Japan, Canada, Europe and the United States later this year. The Westward Journey Online and Fantasy Westward Journey mobile games and the mobile version of New Ghost also continued their popularity in the fourth quarter.”

“There remains massive opportunity within the mobile market, and we will continue to build our formidable and diverse pipeline. Currently, our mobile portfolio stands strong with more than 100 games, and we plan to add more mobile versions of our legacy titles and new self-developed and licensed mobile games to further this momentum. Recently, we released new mobile games including Demon Seals mobile and Heroes of Tang Dynasty mobile, both of which were well received. Other new mobile titles planned for near-term introduction include Westward Journey: Rage, an exciting ARPG edition to celebrate the 15th anniversary of this title, and Treasure Hunter, an innovative RPG.”

“Our PC-client games performed steadily in the fourth quarter with a strong showing from our flagship game Fantasy Westward Journey Online. We released several new expansion packs during the fourth quarter to satisfy our PC-client game players, including Kung Fu Master II, Demon Seals, Tianxia III, Heroes of Tang Dynasty Zero and New Ghost. New expansion packs for Fantasy Westward Journey Online and Revelation were also recently released, and we expect to introduce a new expansion pack for New Westward Journey Online II in the coming months.”

“Blizzard Entertainment’s Overwatch®, World of Warcraft®, with its latest expansion pack Legion™, and Hearthstone® with its latest expansion pack Mean Streets of Gadgetzan™ also remained popular among loyal players in China eager for new content, as well as brought in new players. Overwatch also established a new sales record in the category of buy-to-play PC-client games in mainland China, with more than 5 million copies sold by the end of December since its late May release. Furthermore, we are currently working to bring to Chinese players both PC and mobile versions of the highly anticipated, globally acclaimed game, Minecraft.”

“As data consumption mediums evolve, the internet, especially the mobile internet, is becoming the primary advertising platform in China. This trend supports the steady growth of our advertising services business. Driven primarily by our Mobile News App, as well as high-profile events such as the 2016 NetEase Annual Economist Summit and the 2016 NetEase Annual Attitude Award Ceremony, our top performing advertising verticals in the fourth quarter were automobile, internet services and financial services. Additionally, our e-commerce business continues to thrive with both Kaola.com and Yanxuan maintaining healthy growth in the fourth quarter.”

“Our focus on innovation and quality has served us well, enabling NetEase to create significant value for each of our major constituencies: our players, our partners and our shareholders. In 2016, we brought best-in-class products and services to our community and continued to grow our business. As we move through 2017 we will look toward the future, designing products and services that address fluid market dynamics, enabling continued growth and value creation,” Mr. Ding concluded.

Fourth Quarter 2016 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2016 were RMB12,099.0 million (US$1,742.6 million), compared to RMB9,211.6 million and RMB7,903.0 million for the preceding quarter and the fourth quarter of 2015, respectively.

Net revenues from online games were RMB8,959.1 million (US$1,290.4 million) for the fourth quarter of 2016, compared to RMB6,568.0 million and RMB5,502.9 million for the preceding quarter and the fourth quarter of 2015, respectively.

Net revenues from advertising services were RMB664.8 million (US$95.8 million) for the fourth quarter of 2016, compared to RMB563.3 million and RMB609.0 million for the preceding quarter and the fourth quarter of 2015, respectively.

Net revenues from e-mail, e-commerce and others were RMB2,475.1 million (US$356.5 million) for the fourth quarter of 2016, compared to RMB2,080.4 million and RMB1,791.1 million for the preceding quarter and the fourth quarter of 2015, respectively.

Gross Profit

Gross profit for the fourth quarter of 2016 was RMB6,463.3 million (US$930.9 million), compared to RMB5,333.6 million and RMB4,219.7 million for the preceding quarter and the fourth quarter of 2015, respectively.

The year-over-year increase in online games gross profit was primarily driven by increased revenue contribution from mobile games such as Onmyoji and the mobile version of New Ghost, as well as Blizzard Entertainment’s Overwatch and World of Warcraft. The quarter-over-quarter increase in online game gross profit was primarily driven by increased revenue contribution from mobile games such as Onmyoji and the mobile version of New Ghost.

The year-over-year and quarter-over-quarter increases in advertising services gross profit were primarily attributable to NetEase’s monetization efforts for its mobile applications, primarily its Mobile News App. The top performing advertising verticals in the fourth quarter were automobile, internet services and financial services.

The year-over-year increase in e-mail, e-commerce and others gross profit was primarily due to increased revenue contribution from NetEase’s e-commerce business, such as Kaola.com. The quarter-over-quarter decrease in e-mail, e-commerce and others gross profit was primarily due to decreased revenue contribution from certain NetEase e-commerce businesses with relatively higher gross profit margins.

Gross Profit Margin

Gross profit margin for the online games business for the fourth quarter of 2016 was 60.7%, compared to 65.0% and 67.2% for the preceding quarter and the fourth quarter of 2015, respectively. The year-over-year decrease in gross profit margin was mainly due to increased revenue contribution from mobile games and licensed games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games revenues. The quarter-over-quarter decrease in gross profit margin was mainly due to the one-off recognition of certain royalty expenses related to licensed games in the fourth quarter of 2016, as well as increased revenue contribution from mobile games.

Gross profit margin for the advertising services business for the fourth quarter of 2016 was 66.5%, compared to 65.3% and 68.1% for the preceding quarter and the fourth quarter of 2015, respectively. The year-over-year decrease in gross profit margin was mainly due to higher staff-related costs.

Gross profit margin for the e-mail, e-commerce and others business for the fourth quarter of 2016 was 23.4%, compared to 33.5% and 6.0% for the preceding quarter and the fourth quarter of 2015, respectively. The year-over-year and quarter-over-quarter changes in gross profit margin were primarily attributable to changes in NetEase’s e-commerce business mix.

Operating Expenses

Total operating expenses for the fourth quarter of 2016 were RMB2,596.6 million (US$374.0 million), compared to RMB2,487.0 million and RMB1,801.7 million for the preceding quarter and the fourth quarter of 2015, respectively. The year-over-year increase in operating expenses was mainly due to higher staff-related costs resulting from an increase in headcount, average compensation, research and development investments and selling and marketing expenses. The quarter-over-quarter increase in operating expenses was mainly due to higher staff-related costs and research and development investments, which was partially offset by decreased selling and marketing expenses.

Income Taxes

The Company recorded a net income tax charge of RMB882.0 million (US$127.0 million) for the fourth quarter of 2016, compared to RMB427.2 million and RMB513.8 million for the preceding quarter and the fourth quarter of 2015, respectively. The effective tax rate for the fourth quarter of 2016 was 19.2%, compared to 13.3% and 19.2% for the preceding quarter and the fourth quarter of 2015, respectively. The quarter-over-quarter change in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises in 2016 and subject to a preferential tax rate of 10% for 2015. The Company recognized certain related tax credits in the third quarter of 2016.

Net Income After Tax

Net income attributable to the Company’s shareholders for the fourth quarter of 2016 totaled RMB3.7 billion (US$530.5 million), compared to RMB2.7 billion and RMB2.2 billion for the preceding quarter and the fourth quarter of 2015, respectively. Non-GAAP net income attributable to the Company’s shareholders[1] for the fourth quarter of 2016 totaled RMB4.0 billion (US$569.9 million), compared to RMB3.0 billion and RMB2.4 billion for the preceding quarter and the fourth quarter of 2015, respectively.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses and impairment on long-term investment of available-for-sale securities. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

During the fourth quarter of 2016, the Company had a net foreign exchange gain of RMB90.5 million (US$13.0 million), compared to net foreign exchange gains of RMB14.8 million and RMB66.3 million for the preceding quarter and the fourth quarter of 2015, respectively. The net foreign exchange gains were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$4.04 and US$4.01, respectively, for the fourth quarter of 2016. The Company reported basic and diluted earnings per ADS of US$3.01 and US$2.99, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$2.37 and US$2.35, respectively, for the fourth quarter of 2015. Non-GAAP[1] basic and diluted earnings per ADS were US$4.34 and US$4.30, respectively, for the fourth quarter of 2016, compared to non-GAAP basic and diluted earnings per ADS of US$3.31 and US$3.29, respectively, for the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$2.58 and US$2.56, respectively, for the fourth quarter of 2015.

Fiscal Year 2016 Financial Results

Net Revenues

Total net revenues for fiscal year 2016 were RMB38.2 billion (US$5.5 billion), compared to RMB22.8 billion for the preceding fiscal year. Net revenues from online games were RMB28.0 billion (US$4.0 billion) for fiscal year 2016, compared to RMB17.3 billion for the preceding fiscal year. Net revenues from advertising services were RMB2.2 billion (US$310.0 million) for fiscal year 2016, compared to RMB1.8 billion for the preceding fiscal year. Net revenues from e-mail, e-commerce and others were RMB8.0 billion (US$1.2 billion) for fiscal year 2016, compared to RMB3.7 billion for the preceding fiscal year.

Gross Profit

Gross profit for fiscal year 2016 was RMB21.7 billion (US$3.1 billion), compared to RMB13.4 billion for the preceding fiscal year.

The increase in online game services gross profit in 2016 was primarily attributable to increased revenue contribution from the Company’s self-developed mobile games such as the Westward Journey Online and Fantasy Westward Journey mobile games, Onmyoji and the mobile version of New Ghost, as well as licensed games such as Blizzard Entertainment’s Overwatch.

The increase in advertising services gross profit in 2016 was due to NetEase’s monetization efforts for its mobile applications, primarily its Mobile News App. The top performing advertising verticals in fiscal year 2016 were automobile, internet services and telecommunication services.

The increase in e-mail, e-commerce and others gross profit in 2016 was primarily due to business development and gross profit margin improvement of certain NetEase e-commerce businesses.

Operating Expenses

Total operating expenses for fiscal year 2016 were RMB9.0 billion (US$1.3 billion), compared to RMB6.1 billion for the preceding fiscal year. The increase in operating expenses in 2016 was primarily due to increased selling and marketing expenses, higher research and development investments and higher staff-related costs resulting from an increase in headcount and average compensation.

Income Taxes

The Company recorded a net income tax charge of RMB2.1 billion (US$302.8 million) and RMB1.3 billion for fiscal years 2016 and 2015, respectively. The effective tax rate was 15.1% for fiscal year 2016, compared to 15.7% for fiscal year 2015.

Net Income After Tax

Net income attributable to the Company’s shareholders for fiscal year 2016 totaled RMB11.6 billion (US$1.7 billion), compared to RMB6.7 billion for the preceding fiscal year. Non-GAAP net income attributable to the Company’s shareholders [1] for fiscal year 2016 totaled RMB12.9 billion (US$1.9 billion), compared to RMB7.4 billion for fiscal year 2015.

For fiscal year 2016, the Company reported a net foreign exchange gain of RMB146.5 million (US$21.1 million), compared to a net foreign exchange gain of RMB133.8 million for the preceding fiscal year. The net foreign exchange gains were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposit and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these periods.

NetEase reported basic and diluted earnings per ADS of US$12.73 and US$12.63, respectively, for fiscal year 2016, and basic and diluted earnings per ADS of US$7.38 and US$7.34, respectively, for fiscal year 2015. Non-GAAP basic and diluted earnings per ADS were US$14.11 and US$14.00, respectively, for fiscal year 2016, compared to non-GAAP basic and diluted earnings per ADS of US$8.13 and US$8.08, respectively, for fiscal year 2015.

Quarterly Dividend

The board of directors has approved a dividend of US$1.01 per ADS for the fourth quarter of 2016, which is expected to be paid on March 10, 2017 to shareholders of record as of the close of business on March 3, 2017.

NetEase paid a dividend of US$0.73 per ADS for the first quarter of 2016 on June 3, 2016, and US$0.78 per ADS for each of the second and third quarters of 2016 on September 9, 2016 and December 2, 2016, respectively.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of December 31, 2016, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB36.9 billion (US$5.3 billion), compared to RMB26.8 billion as of December 31, 2015. Cash flow generated from operating activities was RMB15.5 billion (US$2.2 billion) for fiscal year 2016, compared to RMB8.1 billion for the preceding fiscal year.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses and impairment on long-term investment of available-for-sale securities. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Share Repurchase Program

On September 1, 2015, the Company announced that its board of directors approved a share repurchase program of up to US$500 million of the Company’s outstanding ADSs for a period not to exceed 12 months. NetEase funded repurchases made under this program from available working capital. As of August 31, 2016, the last day of such program, the Company had repurchased approximately 1.5 million ADSs for approximately US$205.3 million under this program.

On November 15, 2016, the Company announced that its board of directors approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months. As of December 31, 2016, no ADSs were repurchased under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.9430 on December 30, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2016, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2016 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2016.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, February 15, 2017 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 16, 2017). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-778-9058 (international: 1-913-312-1227), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 7293293#. The replay will be available through March 1, 2017.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®, Diablo III®: Reaper of Souls™, Heroes of the Storm®, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce services may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses and impairment on long-term investment of available-for-sale securities. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses and impairment on long-term investment of available-for-sale securities, which are non-cash charges or non-recurring in nature. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses and impairment on long-term investment of available-for-sale securities have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	December 31,	December 31,
	2015	2016	2016
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	6,071,487	5,439,499	783,451
Time deposits	14,593,291	19,361,098	2,788,578
Restricted cash	2,192,634	3,473,273	500,255
Accounts receivable, net	2,614,149	4,251,297	612,314
Prepayments and other current assets	3,513,275	5,276,082	759,914
Short-term investments	5,013,499	11,582,116	1,668,172
Deferred tax assets	410,589	536,339	77,249
Total current assets	34,408,924	49,919,704	7,189,933

Non-current assets:
Property, equipment and software, net	2,092,046	2,419,510	348,482
Land use right, net	238,878	588,887	84,817
Deferred tax assets	24,685	23,984	3,455
Time deposits	1,110,000	550,000	79,217
Restricted cash	1,200,000	2,060,000	296,702
Other long-term assets	2,082,897	2,469,775	355,722
Total non-current assets	6,748,506	8,112,156	1,168,395
Total assets	41,157,430	58,031,860	8,358,328

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	700,600	1,396,187	201,093
Salary and welfare payables	920,982	1,491,448	214,813
Taxes payable	736,214	1,722,501	248,092
Short-term loans	2,272,760	3,815,691	549,574
Deferred revenue	4,651,750	7,531,238	1,084,724
Accrued liabilities and other payables	2,218,330	3,219,419	463,693
Deferred tax liabilities	166,787	358,514	51,637
Total current liabilities	11,667,423	19,534,998	2,813,626

Long-term payable:
Deferred tax liabilities	81,434	33,721	4,857
Other long-term payable	84,974	200	29
Total liabilities	11,833,831	19,568,919	2,818,512

Total NetEase, Inc.’s equity	29,240,083	38,191,081	5,500,660
Noncontrolling interests	83,516	271,860	39,156
Total shareholders’ equity	29,323,599	38,462,941	5,539,816

Total liabilities and shareholders’ equity	41,157,430	58,031,860	8,358,328

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	5,502,867	6,568,016	8,959,140	1,290,384	17,314,148	27,980,491	4,030,029
Advertising services	608,967	563,271	664,815	95,753	1,789,377	2,152,379	310,007
E-mail, e-commerce and others	1,791,120	2,080,358	2,475,065	356,484	3,699,370	8,045,974	1,158,862
Total net revenues	7,902,954	9,211,645	12,099,020	1,742,621	22,802,895	38,178,844	5,498,898

Total cost of revenues	(3,683,268)	(3,878,071)	(5,635,741)	(811,716)	(9,399,260)	(16,515,032)	(2,378,660)

Gross profit	4,219,686	5,333,574	6,463,279	930,905	13,403,635	21,663,812	3,120,238

Selling and marketing expenses	(893,055)	(1,275,073)	(1,255,331)	(180,806)	(2,958,229)	(4,481,815)	(645,516)
General and administrative expenses	(321,855)	(391,655)	(464,149)	(66,851)	(1,014,395)	(1,506,154)	(216,931)
Research and development expenses	(586,759)	(820,246)	(877,119)	(126,331)	(2,158,888)	(3,046,979)	(438,856)
Total operating expenses	(1,801,669)	(2,486,974)	(2,596,599)	(373,988)	(6,131,512)	(9,034,948)	(1,301,303)

Operating profit	2,418,017	2,846,600	3,866,680	556,917	7,272,123	12,628,864	1,818,935
Other income:
Investment income, net	32,120	99,679	291,960	42,051	62,341	200,333	28,854
Interest income, net	132,832	162,145	125,335	18,052	596,930	541,969	78,060
Exchange gains, net	66,285	14,807	90,461	13,029	133,776	146,510	21,102
Other, net	23,196	99,387	219,188	31,570	45,138	377,685	54,398

Net income before tax	2,672,450	3,222,618	4,593,624	661,619	8,110,308	13,895,361	2,001,349
Income tax	(513,770)	(427,177)	(882,018)	(127,037)	(1,273,408)	(2,102,498)	(302,823)

Net income after tax	2,158,680	2,795,441	3,711,606	534,582	6,836,900	11,792,863	1,698,526
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	5,781	(55,423)	(28,506)	(4,106)	(101,792)	(188,343)	(27,127)
Net income attributable to the Company’s shareholders	2,164,461	2,740,018	3,683,100	530,476	6,735,108	11,604,520	1,671,399

Earnings per share, basic	0.66	0.84	1.12	0.16	2.05	3.54	0.51
Earnings per ADS, basic	16.46	20.90	28.06	4.04	51.27	88.40	12.73
Earnings per share, diluted	0.65	0.83	1.11	0.16	2.04	3.51	0.51
Earnings per ADS, diluted	16.34	20.73	27.82	4.01	50.94	87.72	12.63

Weighted average number of ordinary shares outstanding, basic	3,286,917	3,277,540	3,281,411	3,281,411	3,284,382	3,281,729	3,281,729
Weighted average number of ADS outstanding, basic	131,477	131,102	131,256	131,256	131,375	131,269	131,269
Weighted average number of ordinary shares outstanding, diluted	3,312,135	3,304,995	3,310,275	3,310,275	3,305,213	3,307,109	3,307,109
Weighted average number of ADS outstanding, diluted	132,485	132,200	132,411	132,411	132,209	132,284	132,284

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	2,158,680	2,795,441	3,711,606	534,582	6,836,900	11,792,863	1,698,526
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,554	89,905	96,653	13,921	182,450	327,515	47,172
Impairment loss for investments	12,037	—	12,247	1,764	12,037	278,906	40,171
Share-based compensation cost	190,483	277,265	273,975	39,461	684,467	990,131	142,609
Allowance for/ (reversal of) provision for doubtful debts	836	10,329	(2,398)	(345)	4,041	9,952	1,433
Losses/(gains) on disposal of property, equipment and software	6,017	(404)	46	7	5,903	1,276	184
Unrealized exchange gains	(65,963)	(22,477)	(77,989)	(11,233)	(116,772)	(166,638)	(24,001)
Gain on disposal of long-term investments	—	—	(234,050)	(33,710)	—	(234,050)	(33,710)
Deferred income taxes	(19,724)	49,766	(14,874)	(2,142)	(147,285)	66,676	9,603
Net equity share of loss from associated companies	9,083	2,917	36,050	5,192	76,134	85,813	12,360
Fair value changes of short-term investments	(51,160)	(85,413)	(95,697)	(13,783)	(140,104)	(304,605)	(43,872)
Changes in operating assets and liabilities:
Accounts receivable	(672,343)	(181,029)	(1,586,524)	(228,507)	(1,744,059)	(1,646,885)	(237,201)
Prepayments and other current assets	(19,228)	71,458	(968,609)	(139,509)	(2,039,087)	(1,824,362)	(262,763)
Accounts payable	140,671	13,156	517,861	74,587	243,140	604,089	87,007
Salary and welfare payables	398,228	(139,693)	704,875	101,523	386,417	570,466	82,164
Taxes payable	144,782	120,128	667,002	96,068	401,924	986,390	142,070
Deferred revenue	541,012	592,143	2,004,605	288,723	2,683,970	2,879,489	414,733
Accrued liabilities and other payables	285,928	136,456	333,967	48,102	746,844	1,071,240	154,291
Net cash provided by operating activities	3,113,893	3,729,948	5,378,746	774,701	8,076,920	15,488,266	2,230,776

Cash flows from investing activities:
Purchase of property, equipment and software	(220,268)	(165,535)	(463,794)	(66,800)	(866,314)	(1,135,533)	(163,551)
Proceeds from sale of property, equipment and software	691	552	83	12	1,292	2,064	297
Purchase of other intangible assets	—	(2,429)	(2,005)	(289)	(347)	(4,434)	(639)
Purchase of land use right	(123,787)	—	—	—	(163,998)	(60)	(9)
Net change in short-term investments with terms of three months or less	136,256	(365,269)	(2,661,702)	(383,365)	(231,306)	(3,704,332)	(533,535)
Purchase of short-term investments	(1,370,000)	(3,440,000)	(2,000,000)	(288,060)	(5,687,000)	(12,439,000)	(1,791,589)
Proceeds from maturities of short-term investments	664,251	1,657,273	3,890,560	560,357	3,103,463	9,879,319	1,422,918
Investment in associated companies	—	(363,586)	(900)	(130)	(187,532)	(364,486)	(52,497)
Proceeds from disposal of long-term investments	—	—	249,569	35,945	—	249,569	35,945
Transfer to restricted cash	(231,015)	(845,328)	(713,162)	(102,717)	(763,493)	(2,140,421)	(308,285)
Placement/rollover of matured time deposits	(4,615,772)	(6,750,017)	(6,818,322)	(982,043)	(19,017,824)	(20,367,430)	(2,933,520)
Proceeds from maturities of time deposits	3,125,866	5,966,100	3,911,939	563,437	22,582,480	16,377,449	2,358,844
Net change in other assets	(156,401)	(222,456)	515	74	(1,305,945)	(354,519)	(51,061)
Net cash used in investing activities	(2,790,179)	(4,530,695)	(4,607,219)	(663,579)	(2,536,524)	(14,001,814)	(2,016,682)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	2,223,623	3,005,008	3,815,678	549,572	5,828,758	11,354,866	1,635,441
Payment of short-term bank loans	(2,223,623)	(2,320,920)	(3,005,010)	(432,811)	(5,741,616)	(9,860,110)	(1,420,151)
Capital contribution from noncontrolling interests shareholders	15,000	—	—	—	15,015	4	1
Repurchase of mezzanine classified noncontrolling interests	(134,736)	—	—	—	(134,736)	—	—
Repurchase of shares	—	—	—	—	(132,192)	(1,199,102)	(172,707)
Dividends paid to shareholders	(470,935)	(683,826)	(692,524)	(99,744)	(1,467,965)	(2,546,165)	(366,724)
Net cash (used in)/ provided by financing activities	(590,671)	262	118,144	17,017	(1,632,736)	(2,250,507)	(324,140)

Effect of exchange rate changes on cash held in foreign currencies	68,362	25,128	68,025	9,798	142,374	132,067	19,021
Net (decrease)/ increase in cash and cash equivalents	(198,595)	(775,357)	957,696	137,937	4,050,034	(631,988)	(91,025)
Cash and cash equivalents, beginning of the period	6,270,082	5,257,160	4,481,803	645,514	2,021,453	6,071,487	874,476
Cash and cash equivalents, end of the period	6,071,487	4,481,803	5,439,499	783,451	6,071,487	5,439,499	783,451

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	353,663	417,623	119,585	17,224	1,124,339	1,097,178	158,027
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	216,328	179,662	260,277	37,488	216,328	260,277	37,488

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	5,502,867	6,568,016	8,959,140	1,290,384	17,314,148	27,980,491	4,030,029
Advertising services	608,967	563,271	664,815	95,753	1,789,377	2,152,379	310,007
E-mail, e-commerce and others	1,791,120	2,080,358	2,475,065	356,484	3,699,370	8,045,974	1,158,862
Total net revenues	7,902,954	9,211,645	12,099,020	1,742,621	22,802,895	38,178,844	5,498,898

Cost of revenues:
Online game services	(1,805,489)	(2,299,455)	(3,516,965)	(506,549)	(5,393,555)	(9,974,146)	(1,436,577)
Advertising services	(194,179)	(195,376)	(223,018)	(32,121)	(599,032)	(749,652)	(107,972)
E-mail, e-commerce and others	(1,683,600)	(1,383,240)	(1,895,758)	(273,046)	(3,406,673)	(5,791,234)	(834,111)
Total cost of revenues	(3,683,268)	(3,878,071)	(5,635,741)	(811,716)	(9,399,260)	(16,515,032)	(2,378,660)

Gross profit:
Online game services	3,697,378	4,268,561	5,442,175	783,835	11,920,593	18,006,345	2,593,452
Advertising services	414,788	367,895	441,797	63,632	1,190,345	1,402,727	202,035
E-mail, e-commerce and others	107,520	697,118	579,307	83,438	292,697	2,254,740	324,751
Total gross profit	4,219,686	5,333,574	6,463,279	930,905	13,403,635	21,663,812	3,120,238

Gross profit margin:
Online game services	67.2%	65.0%	60.7%	60.7%	68.8%	64.4%	64.4%
Advertising services	68.1%	65.3%	66.5%	66.5%	66.5%	65.2%	65.2%
E-mail, e-commerce and others	6.0%	33.5%	23.4%	23.4%	7.9%	28.0%	28.0%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.9430 on the last trading day of December 2016 (December 30, 2016) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	93,689	127,344	114,539	16,497	328,480	444,187	63,976
Operating expenses
- Selling and marketing expenses	9,071	13,743	14,724	2,121	36,023	52,689	7,589
- General and administrative expenses	39,742	67,613	71,201	10,255	120,925	238,750	34,387
- Research and development expenses	47,981	68,565	73,511	10,588	199,039	254,505	36,657

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	2,164,461	2,740,018	3,683,100	530,476	6,735,108	11,604,520	1,671,399
Add: Share-based compensation	190,483	277,265	273,976	39,461	684,467	990,132	142,608
Impairment on investment	—	—	—	—	—	266,659	38,407
Non-GAAP net income attributable to the Company’s shareholders	2,354,944	3,017,283	3,957,076	569,937	7,419,575	12,861,311	1,852,414

Non-GAAP earnings per share, basic	0.72	0.92	1.21	0.17	2.26	3.92	0.56
Non-GAAP earnings per ADS, basic	17.91	23.01	30.15	4.34	56.48	97.98	14.11
Non-GAAP earnings per share, diluted	0.71	0.91	1.20	0.17	2.24	3.89	0.56
Non-GAAP earnings per ADS, diluted	17.78	22.82	29.88	4.30	56.12	97.22	14.00